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404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

May 18, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christopher Dunham

Staff Attorney

Mr. Jeffrey Lewis

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Property Trust, Inc.
Registration Statement on Form S-11, Filed April 16, 2021
File No. 333-255321

Dear Messrs. Dunham and Lewis:

This letter sets forth the responses of our client, Terra Property Trust, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided on May 12, 2021, regarding the Company’s registration statement on Form S-11 (SEC File No. 333-255321), as originally filed on April 16, 2021 (the “Registration Statement”). The Company is concurrently filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments, as well as updates to reflect the Company’s first quarter financial information.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. Unless otherwise indicated, page references in the responses refer to Amendment No. 1.

 General

1.	Comment: We note your cover page discloses general liabilities of $46 million as of December 31, 2020 which will rank pari passu with your notes. Please similarly quantify the total amount of indebtedness senior to these notes.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to quantify the total amount of indebtedness senior to these notes.

Policies with Respect to Certain Activities and Market Risk

Quantitative and Qualitative Disclosures About Market Risk, page 50

2.	Comment: In this section you state that in the event LIBOR is unavailable, your investment documents provide for a substitute index intended to put you in substantially the same economic position. This language appears inconsistent with your disclosure on page 25, which indicates that some of your debt and loan assets may not include robust fallback language that would facilitate replacing LIBOR with a clearly defined alternative reference rate after LIBOR’s discontinuation. Please revise to reconcile these statements and clarify if the company has material exposure to risks associated with the expected discontinuation of LIBOR based on debt or assets that do not have robust fallback language.

The Company confirms that its investment documents provide for a substitute index, on a basis generally consistent with market practice, intended to put the Company in substantially the same economic position as LIBOR. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1 under the heading “Risk Factors—Risks Related to Our Business— The expected discontinuance of the London interbank offered rate and transition to alternative reference rates may adversely impact our borrowings and assets” to remove the reference to the lack of robust fallback language.

Description of the Notes

Indenture Provisions - Ranking, page 61

3.	Comment: Please revise to clarify how your notes rank compared to your obligations under both participation agreements and the A-note, which totaled $89.5 million as of December 31, 2020.

The Company confirms that the notes will be effectively and structurally subordinated to its obligations under both participation agreements and the A-note. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 13, 17 and 61 of Amendment No. 1 under the headings “Summary—Specific Terms of the Notes and the Offering,” “Risk Factors—Risks Related to Our Notes” and “Description of the Notes—Indenture Provisions—Ranking,” respectively, to clarify the ranking of the notes relative to the participation agreements and the A-note.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Vikram S. Uppal, Chief Executive Officer
Gregory M. Pinkus, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary
Terra Property Trust, Inc.
Michael J. Kessler
Alston & Bird LLP